Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Terms No. 1,696 Registration Statement Nos. 333-221595; 333-221595-01 Dated March 4, 2019 Filed pursuant to Rule 433

Contingent Income Buffered Auto-Callable Securities due March 31, 2022, with 1-Year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the Dow Jones Industrial AverageSM and the NASDAQ-100 Index®

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Dow Jones Industrial AverageSM (the “INDU Index”) and NASDAQ-100 Index® (the “NDX Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	March 26, 2019
Original issue date:	March 29, 2019 (3 business days after the pricing date)
Maturity date:	March 31, 2022
Early redemption:

The securities are not subject to automatic early redemption until one year after the original issue date. Following this initial 1-year non-call period, if, on any redemption determination date, beginning on March 26, 2020, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent monthly coupon with respect to the related observation date.
Contingent monthly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent monthly coupon will be an amount in cash per stated principal amount corresponding to a return of 5.75% per annum for each interest payment period for each applicable observation date.

If, on any observation date, the index closing value of either underlying index is less than its respective coupon threshold level, we will pay no coupon for the applicable monthly period.  It is possible that either underlying index will remain below its respective coupon threshold level for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent monthly coupons.

Payment at maturity:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

• If the final index value of each underlying index is greater than or equal to 85% of its respective initial index value, meaning that the final index value of each underlying index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount of 15% from its respective initial index value:

the stated principal amount and the contingent monthly coupon with respect to the final observation date

• If final index value of either underlying index is less than 85% of its respective initial index value, meaning that the final index value of either underlying index has decreased by more than the buffer amount of 15% from its respective initial index value:

$1,000 + [$1,000 x (index percent change of the worst performing underlying index + 15%)]

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the securities pay less than the minimum payment at maturity of $150 per security.

Minimum payment at maturity:	$150 per security (15% of the stated principal amount)
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $958.60 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not provide for the regular payment of interest and provide a minimum payment at maturity of only 15% of the stated principal amount. Instead, the securities will pay a contingent monthly coupon but only if the index closing value of each of the Dow Jones Industrial AverageSM and the NASDAQ-100 Index® is at or above 85% of its respective initial index value, which we refer to as the respective coupon threshold level, on the related observation date. However, if the index closing value of either underlying index is less than its coupon threshold level on any observation date, we will pay no interest for the related monthly period. In addition, starting one year after the original issue date, the securities will be automatically redeemed if the index closing value of each underlying index is greater than or equal to its respective initial index value on any monthly redemption determination date, for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final index value of each underlying index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount of 15% from its respective initial index value, investors will receive the stated principal amount and the related contingent monthly coupon. If, however, the final index value of either underlying index has decreased by more than the buffer amount of 15% from its respective initial index value, investors will lose 1% of principal for every 1% decline in the final index value of the worst performing underlying index from its initial index value beyond the buffer amount of 15%. Under these circumstances, the payment at maturity will be less than the stated principal amount of the securities. Accordingly, investors in the securities must be willing to accept the risk of losing up to 85% of their initial investment and also the risk of not receiving any contingent monthly coupons throughout the 3-year term of the securities. Because all payments on the securities are based on the worst performing of the underlying indices, a decline of more than 15% by either underlying index will result in no contingent coupon payments or a loss of your investment, even if the other underlying index has appreciated or has not declined as much. The securities are for investors who are willing to risk their principal based on the worst performing of two underlying indices and who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly coupons over the entire 3-year term, with no possibility of being called out of the securities until after the initial 1-year non-call period. Investors will not participate in any appreciation of either underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319002933/dp103285_fwp-ps1696.htm

Terms continued from previous page:

Redemption determination dates:	Beginning after one year, monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Beginning on March 31, 2020, monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Coupon threshold level:	With respect to the INDU Index: 85% of its initial index value With respect to the NDX Index: 85% of its initial index value
Buffer amount:

With respect to each underlying index, 15%. As a result of the buffer amount of 15%, the value at or above which each underlying index must close on the final observation date so that investors do not suffer a loss on their initial investment in the securities is as follows:

•     With respect to the INDU Index: 85% of its initial index value

•     With respect to the NDX Index: 85% of its initial index value

Initial index value:	With respect to the INDU Index: its index closing value on the pricing date With respect to the NDX Index: its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index percent change:	With respect to each underlying index: (final index value - initial index value) / initial index value
Coupon payment dates:	Monthly, beginning May 1, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent monthly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Monthly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to the observation date immediately prior to the scheduled maturity date as the final observation date.
CUSIP / ISIN:	61768DZ40 / US61768DZ405
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities provide a minimum payment at maturity of only 15% of your principal.
•	The securities do not provide for the regular payment of interest.
•	You are exposed to the price risk of each underlying index, with respect to both the contingent monthly coupons, if any, and the payment at maturity.
•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent monthly coupons and sustaining a loss on your investment than if the securities were linked to just one index.
•	The contingent monthly coupon, if any, is based on the value of each underlying index on only the related monthly observation date at the end of the related interest period.
•	Investors will not participate in any appreciation in either underlying index.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Not equivalent to investing in the underlying indices.
•	Reinvestment risk.
•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	Adjustments to the underlying indices could adversely affect the value of the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the index closing value of each underlying index on each monthly observation date, and the amount you will receive at maturity will be determined by reference to the final index value of each underlying index on the final observation date. The actual initial index value and coupon threshold level for each underlying index will be determined on the pricing date. All payments on the securities are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Contingent Monthly Coupon:	A contingent monthly coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent monthly coupon will be an amount in cash per stated principal amount corresponding to a return of 5.75% per annum for each interest payment period for each applicable observation date. These hypothetical examples reflect the contingent monthly coupon rate of 5.75% per annum (corresponding to approximately $4.79167 per month per security*).
Automatic Early Redemption (starting after one year):	If the index closing value of each underlying index is greater than or equal to its respective initial index value on any monthly redemption determination date, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent monthly coupon with respect to the related observation date.
Payment at Maturity (if the securities have not been automatically redeemed early):

If the final index value of each underlying index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount of 15% from its respective initial index value, investors will receive the stated principal amount and the contingent monthly coupon with respect to the final observation date.

If the final index value of either underlying index has decreased by more than the buffer amount of 15% from its respective initial index value: $1,000 + [$1,000 x (index percent change of the worst performing underlying index + 15%)]. Under these circumstances, the payment at maturity will be less than the stated principal amount of the securities. However, under no circumstances will the securities pay less than the minimum payment at maturity of $150 per security.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the INDU Index: 26,000 With respect to the NDX Index: 7,600
Hypothetical Coupon Threshold Level:

With respect to the INDU Index: 22,100, which is 85% of the hypothetical initial index value for such index

With respect to the NDX Index: 6,460, which is 85% of the hypothetical initial index value for such index

Buffer Amount:	With respect to each underlying index, 15%

* The actual contingent monthly coupon will be an amount determined by the calculation agent based on the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical contingent monthly coupon of $4.79167 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

	Index Closing Value		Contingent Monthly Coupon
	INDU Index	NDX Index
Hypothetical Observation Date 1	27,000 (at or above the coupon threshold level)	8,000 (at or above the coupon threshold level)	$4.79167
Hypothetical Observation Date 2	23,200 (at or above the coupon threshold level)	5,850 (below the coupon threshold level)	$0
Hypothetical Observation Date 3	20,000 (below the coupon threshold level)	7,200 (at or above the coupon threshold level)	$0
Hypothetical Observation Date 4	19,500 (below the coupon threshold level)	3,800 (below the coupon threshold level)	$0

On hypothetical observation date 1, each underlying index closes at or above its respective coupon threshold level. Therefore, a contingent monthly coupon of $4.79167 is paid on the relevant coupon payment date.

On each of hypothetical observation dates 2 and 3, one underlying index closes at or above its respective coupon threshold level, but the other underlying index closes below its respective coupon threshold level. Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective coupon threshold level, and, accordingly, no contingent monthly coupon is paid on the relevant coupon payment date.

If the index closing value of either underlying index is less than its respective coupon threshold level on each observation date, you will not receive any contingent monthly coupons for the entire 3-year term of the securities.

How to calculate the payment at maturity (if the securities have not been automatically redeemed):

Starting after one year, if the index closing value of each underlying index is greater than or equal to its initial index value on any monthly redemption determination date, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount for each security you hold plus the contingent monthly coupon with respect to the related observation date.

The examples below illustrate how to calculate the payment at maturity if the securities have not been automatically redeemed prior to maturity.

	Final Index Value		Index Percent Change	Payment at Maturity
	INDU Index	NDX Index	INDU Index	NDX Index
Example 1:	11,700 (the INDU Index has decreased by an amount greater than the buffer amount)	9,120 (the NDX Index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount)	(final index value – initial index value) / initial index value = (11,700 – 26,000) / 26,000 = -55%	(final index value – initial index value) / initial index value = (9,120 – 7,600) / 7,600 = 20%	= $1,000 + (index percent change of the worst performing underlying index + 15%) = $1,000 + [$1,000 x (-55% + 15%)] = $1,000 + ($1,000 x -40%) = $600
Example 2:	29,900 (the INDU Index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount)	1,520 (the NDX Index has decreased by an amount greater than the buffer amount)	(29,900 – 26,000) / 26,000 = 15%	(1,520 – 7,600) / 7,600 = -80%	= $1,000 + [$1,000 x (-80% + 15%)] = $1,000 + ($1,000 x -65%) = $350
Example 3:	24,700 (at or above the coupon threshold level; the INDU Index has increased,	6,840 (at or above the coupon threshold level; the NDX Index has increased, remained	(24,700 – 26,000) / 24,700 = -5%	(6,840 – 7,600) / 7,600 = -10%	The stated principal amount + the contingent monthly coupon with respect to the final observation date.

remained unchanged or decreased by an amount less than or equal to the buffer amount)	unchanged or decreased by an amount less than or equal to the buffer amount)	For more information, please see above under “How to determine whether a contingent monthly coupon is payable with respect to an observation date.”

In examples 1 and 2, the final index value of one of the underlying indices has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount of 15% from its respective initial index value, but the final index value of the other underlying index has decreased by an amount greater than the buffer amount of 15% from its respective initial index value. Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity, and investors lose 1% of the principal amount for every 1% decline in the final index value of the worst performing underlying index from its initial index value beyond the buffer amount of 15%. Moreover, investors do not receive any contingent monthly coupon for the final monthly period.

In example 3, the final index value of each underlying index is at or above its respective coupon threshold level, and each underlying index has increased, remained unchanged or decreased by an amount less than or equal to the buffer amount of 15% from its respective initial index value. Therefore, investors receive at maturity the stated principal amount of the securities plus the contingent monthly coupon with respect to the final observation date.

If the final index value of EITHER underlying index has decreased by more than the buffer amount of 15% from its respective initial index value, you will be exposed to the downside performance of the worst performing underlying index beyond the buffer amount, and your payment at maturity will be less than the stated principal amount. Under these circumstances, you will lose some, and up to 85%, of your investment in the securities.

Dow Jones Industrial AverageSM

The following graph sets forth the daily index closing values of the Dow Jones Industrial AverageSM for each quarter in the period from January 1, 2014 through February 28, 2019. You should not take the historical values of the Dow Jones Industrial AverageSM as an indication of its future performance, and no assurance can be given as to the index closing value of the Dow Jones Industrial AverageSM on the valuation date.

Dow Jones Industrial AverageSM Daily Index Closing Values January 1, 2014 to February 28, 2019

NASDAQ-100 Index® Historical Performance

The following graph sets forth the daily index closing values of the NASDAQ-100 Index® for each quarter in the period from January 1, 2014 through February 28, 2019. You should not take the historical values of the NASDAQ-100 Index® as an indication of its future performance, and no assurance can be given as to the index closing value of the NASDAQ-100 Index® on the valuation date.

NASDAQ-100 Index® Daily Index Closing Values January 1, 2014 to February 28, 2019